Media Release

IMV Receives NASDAQ Delisting Notice

DARTMOUTH, Nova Scotia & CAMBRIDGE, Mass.—(BUSINESS WIRE)—May 8, 2023, IMV Inc. (the “Company” or “IMV”) (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced that it was notified by the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") that Nasdaq, in accordance with Nasdaq Listing Rules 5101, 5110(b) and IM-5101-1, has in exercising its discretion determined to delist the Company's common shares as a result of the Company's announcement on May 1, 2023 that the Nova Scotia Supreme Court had issued an initial order (the “Initial Order”) granting the Company and its subsidiaries protection under the Companies’ Creditors Arrangement Act (R.S.C., 1985, c. C-36) (the “CCAA”). The Company also announced on such date that it will seek the recognition of the Initial Order in the United States by filing a petition commencing proceedings under the Chapter 15 of the United States Bankruptcy Code. Nasdaq informed the Company that trading in the Company's common shares would be suspended at the opening of business on May 11, 2023, and a Form 25-NSE will be filed with the United States Securities and Exchange Commission, which will remove the Company’s common shares from listing on the Nasdaq.

IMV previously announced on March 31, 2023, its receipt of a letter from the Nasdaq Listing Qualifications Department regarding its failure to meet the minimum bid price of US$1.00 per share required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2).

About IMV

IMV Inc. is a clinical-stage biopharmaceutical company developing a novel class of cancer vaccines based on DPX®, our immune-educating technology platform. DPX is designed to inform a specific, coordinated and persistent anti-tumor immune response, improving the lives of patients with solid or hematological cancers. DPX can package a wide range of bioactive molecules in a single formulation to incite the tumor-killing function of multiple, distinct immune cell subtypes. IMV’s lead therapeutic candidate, maveropepimut-S (MVP-S), is a DPX-based cancer vaccine that delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. Together, these elements are designed to foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function that drive a targeted, sustained immune response. In our clinical trials, MVP-S treatment has been well tolerated and has demonstrated favorable clinical outcomes in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is administered in very low doses approximately once every two months, which drives a persistent immune attack on tumor cells. MVP-S is currently being evaluated in Phase 2B clinical trials for advanced r/r Diffuse Large B Cell Lymphoma (DLBCL) and platinum resistant ovarian cancer. IMV is also developing a dual-targeted cancer vaccine candidate leveraging the DPX delivery platform, DPX-SurMAGE. This cancer vaccine combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. For more information, visit https://www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities laws. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such words as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: (i) the Company’s intention to seek recognition of the Initial Order in the United States Bankruptcy Court, and (ii) the delisting of the Company’s common shares from Nasdaq. Forward-looking statements should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including the outcome of the CCAA proceedings and actions by the United States Bankruptcy Court. IMV assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include the various risks detailed from time to time in our ongoing annual and quarterly filings. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, its audited annual consolidated financial statements, and its annual report on Form 20-F, which are available on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov/.

Investor Relations & Media

Brittany Davison
Chief Accounting Officer
IMV Inc.

O: +1 902.492.1819 ext. 1012
bdavison@imv-inc.com

Source: IMV Inc.

Released May 8, 2023